

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

September 14, 2015

David Shackelton
Interim Chief Financial Officer
The Providence Service Corporation
64 East Broadway Blvd.
Tucson, AZ 85701

       Re: **The Providence Service Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed March 16, 2015
                File No. 001-34221

Dear Mr. Shackelton:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Lyn Shenk

                            Lyn Shenk
                            Branch Chief
                            Office of Transportation and Leisure